June 28, 2005

Mail Stop 4561

Stephen G. Shank
Chairman and Chief Executive Officer
Capella Education Company
225 South 6th Street, 9th Floor
Minneapolis, MN 55402

> **Re:** **Capella Education Company**
> **Registration Statement on Form S-1/A-1**
> **Filed June 6, 2005**
> **Registration No. 333-124119**

Dear Mr. Shank:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. We refer to previous comment 4 and the supporting material provided. Please tell us which of the other schools on pages 5 and 6 of the supporting materials are exclusively online programs. Also, since the numbers in the table include enrollments for both the online and campus-based programs, it is unclear whether other schools, for example, the University of Phoenix with 190,317 compared to your 10,500, have a larger online program than Capella. Your statement that you are the largest exclusively online university implies that you are the largest provider of online education among all other schools and universities. Please provide additional support that your online program is larger than any other online program or revise the statement to acknowledge that other schools with both online and campus-based programs may have more online enrollees than Capella.

2. We have reviewed your support for your disclosure that shows the compound annual growth rate for your revenues from 2000 through 2004. In light of the substantial losses you suffered in the early part of this range, and the fact that percentage revenue growth will be substantially larger in the early years of a company's operations, showing compound annual growth rate is not a balanced presentation of your operations and may imply to investors that you expect revenues to increase by 65 percent. Please revise to remove this disclosure.

3. Please expand your response to explain the facts relied upon in concluding that the private placements were complete prior to the filing of the registration statement, especially in light of the waiving rights of the Class E and G shareholders. Cite any legal authority upon which you rely.

4. We note that some of the material upon which you rely on in the industry section dates back to October of 2003. Please revise the disclosure in your document to provide the dates for the reports upon which you rely in your response to previous comment 5.

5. In your response to previous comment 6, please expand bullet point one to clarify that the inability to comply with some of those regulations could result in your *ceasing* operations altogether. In addition, please quantify the portion of your revenues derived from Title IV.

Risk Factors

If Capella University does not maintain its authorization in Minnesota…page 11

6. Expand to briefly describe the material requirements of the Minnesota statutes and rules that may be difficult for Capella to comply with in the future.

Future sales of our common stock…page 23

7. We note added disclosure on page 89 relating to an Employee Stock Purchase plan. Please expand this risk factor to briefly discuss the potential impact of the employee plan on the price of your stock.

Our auditors concluded that, as of December 31, 2004…page 26

8. In response to previous comment 9, please delete the language in the last sentence relating to your ability to avoid "other" significant deficiencies in internal controls in the future since that risk is generic to all public companies.

9. Please clarify what you mean when you say that "all identified errors were corrected in our financial statements." When were the errors corrected, and were the financial statements included in this amendment restated to reflect these corrections?

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

10. Where you discuss an increase in enrollment as a factor that affected revenues or expenses, please quantify the increase in enrollment from period to period.

Business

Curricula, page 58

11. We refer to your disclosure on page 59 indicating that you are in the process of phasing out your certificate programs. Please quantify the portion of your revenues derived from these programs during historical periods. In addition, if material, please consider disclosure in MD&A and the Risk Factors section regarding the effect this will have on future periods.

Underwriting, page 110

12. In response to previous comment 54, please identify more specifically the "other persons associated with us" who will participate in the directed share program. Please also revise your directed share program discussion on page 110 to reflect that the program also extends to students, alumni, and faculty.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Short-Term Investment, page F-7

13. We have read and considered your response to comment 68. Please expand your footnote to disclose your basis for classifying these amounts as current assets versus noncurrent assets under ARB 43.

Directed Share Materials

14. Please revise your directed share program materials to reflect that the program is also being offered to "directors."

15. We refer to the section of Exhibit B that details what occurs after the registration statement has been brought effective. Please specifically indicate that potential investors

have the right, when contacted by a representative of Piper Jaffray, to decline to participate in the offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden at 202-551-3472 or Cicely Luckey, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael Coddington, Esq. (*via facsimile)*
        Kuai H. Leong, Esq. (*via facsimile)*